EXHIBIT 99.12

CONSENT OF AUTHOR

(Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, with an office at
2051 West Sunset Road, Suite 101, Tucson, AZ, 85704)

To:  PolyMet Mining Corp.
United States Securities and Exchange Commission

Re:  PolyMet Mining Corp.’s Incorporation by Reference of the “NorthMet Project Form NI 43-101F1 Technical Report” with effective date March 26, 2018 and inclusion of references to the Technical Report in the Company’s Annual Information Form included as an exhibit to Form 40-F for the fiscal year ended December 31, 2019.

I, Thomas L. Drielick, consent to the incorporation by reference of extracts of the Technical Report entitled “NorthMet Project Form NI 43-101F1 Technical Report” (the “Technical Report”) with effective date March 26, 2018 and inclusion of references to the Technical Report in the Company’s Annual Information Form included as an exhibit to Form 40-F for the fiscal year ended December 31, 2019.

I consent to extracts from, or a summary of, the Technical Report in Item 4, Description of the Business (the “relevant sections”) of PolyMet Mining Corp.’s Annual Information Form included as an exhibit to the Form 40-F filing with the Securities and Exchange Commission, for the fiscal year ended December 31, 2019.

I confirm that I have read the relevant sections of the Annual Information Form included as an exhibit to the Form 40-F filing for PolyMet Mining Corp. for the fiscal year ended December 31, 2019 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 30th day of March, 2020.	/s/ Thomas L. Drielick
Name: Thomas L. Drielick